82 Avenue Road
Toronto, Ontario
Canada M5R 2H2

September 20, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Rufus Decker Accounting Branch Chief

Dear Sirs:

Re: Biologix Hair, Inc. ("the Company") Form 10-K for the Year Ended December 31, 2012 Filed April 16, 2013 Form 8-K Filed January 14, 2013 File No. 0-54882

Further to our correspondence date September 13, 2013 regarding the above referenced filings, the we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you require additional information.

Yours truly,

BIOLOGIX HAIR INC.

Per:	/s/ Michael Stocker
Michael Stocker.